

March 20, 2015

Ms. Cynthia Jeffers
Chief Executive Officer
Salon Media Group, Inc.
870 Market Street, Suite 528
San Francisco, CA 94102

Re: **Salon Media Group, Inc.**
            Form 10-K for the Year Ended March 31, 2014
            Filed June 27, 2014
            File No. 000-26395

Dear Ms. Jeffers:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director